# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FORUM ENERGY TECHNOLOGIES, INC., CIK 0001401257
CUSIP: 34984V209
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10344 SAM HOUSTON PARK DRIVE, SUITE 300, HOUSTON, Texas (TX), 77064
Date of event which requires filing of this statement: 09/16/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-23-000121
Filed by CIK 0000061227

## Reporting persons
- MacKay Shields LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 244,223; shared voting power 0; sole dispositive power 244,223; shared dispositive power 0; aggregate amount beneficially owned 244,223 (2.05% of the class)

## Item 1. Issuer
Name of issuer: FORUM ENERGY TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 10344 SAM HOUSTON PARK DRIVE, SUITE 300, HOUSTON, TEXAS 77064

## Item 2. Person Filing
Name of person filing: MacKay Shields LLC
Address of principal business office or, if none, residence:
299 Park Avenue
32nd Floor
New York, New York
10171
Citizenship: MacKay Shields LLC - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 244,223
Percent of class: 2.05
Sole power to vote or to direct the vote: MacKay Shields LLC - 244,223
Shared power to vote or to direct the vote: MacKay Shields LLC - 0
Sole power to dispose or to direct the disposition: MacKay Shields LLC - 244,223
Shared power to dispose or to direct the disposition: MacKay Shields LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MacKay Shields LLC: Chris Fitzgerald, Chief Compliance Officer (09/18/2025)